Fintech Ecosystem Development Corp.

100 Springhouse Drive, Suite 204

Collegeville, PA 19426

Telephone: (610) 226-8101

August 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Melissa Walsh
Alexandra Barone

Re:	Fintech Ecosystem Development Corp.
Withdrawal of Registration Statement on Form S-4
Registration No. 333-274811
Commission File No. 001-40914
I.R.S. Employer Identification No. 86-2438985

All:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Fintech Ecosystem Development Corp. (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-4 together with all amendments and exhibits thereto (Registration No. 333-274811) be withdrawn effective immediately.

The Company confirms that no securities were issued or sold pursuant to the Registration Statement due to the incompletion of the initial business combination. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the by the Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s counsel, Peter Strand of Nelson Mullins Riley & Scarborough LLP via email at peter.strand@nelsonmullins.com.

Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any questions regarding this withdrawal or if you require any additional information, please contact Peter Strand at (202) 689-2983. Thank you for your assistance.

Sincerely,

FINTECH ECOSYSTEM DEVELOPMENT CORP.

By:	/s/ Saiful Khandaker
Name:	Saiful Khandaker
Title:	Chief Executive Officer
(Principal Executive Officer)

cc:

Peter Strand

Nelson Mullins Riley & Scarborough LLP